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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                              RESPONSE ONCOLOGY, INC.
                                 (Name of Issuer)

                         Common Stock $.01 Par Value (1)
                         (Title of Class of Securities)

                                   761232-107
                                 (CUSIP Number)
                  Lathrop M. Gates, 2345 Grand Blvd., Suite 2800,
                       Kansas City, MO 64108, (816) 292-2000
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                     8/29/96
              (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.

- -------

Check the following box if a fee is being paid with this statement. ------ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                              (Page 1 of       pages)
                                         -----
 --------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Seafield Capital Corporation
        43-1039532

(2)     Check the Appropriate Box                      (a)
        if a Member of a Group*                               ------
                                                       (b)
                                                              ------

(3)     SEC Use Only

(4)     Source of funds*
          WC

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)               ------

(6)     Citizenship or Place of Organization
        Missouri

        Number of Shares                          (7)  Sole Voting Power
        beneficially Owned                             5,030,790
        by Each Reporting
        Person With                               (8)  Shared Voting Power
                                                       26,067

                                                  (9)  Sole Dispositive Power
                                                       5,030,790

                                                 (10)  Shared Dispositive Power
                                                       26,067

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         5,056,857

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
              X
            -----

(13)     Percent of Class Represented by Amount in  Row (11)
         58.8%

(14)     Type of Reporting Person*
                  CO

*  See Instructions before Filling Out!





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Item 1.      Security and Issuer.

           This Amendment No. 8 ("Amendment No. 8") to Schedule 13D concerns the common stock, par value $.01 per share ("Common Stock") of Response Oncology, Inc. (formerly named Response Technologies, Inc.) ("Response"), whose principal executive offices are at 1775 Moriah Woods Boulevard, Memphis,
Tennessee  38117.   Amendment No. 8 amends an original report (the "Original
Report") on Schedule 13D respecting a purchase of shares of Common Stock on October 31, 1990, as amended by Amendment No. 1 to Schedule 13D, dated August 2, 1991 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated November 11, 1991 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, dated June 9, 1992 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D dated, August 4, 1992 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, dated May 13, 1993 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D, dated February 17, 1995 ("Amendment No. 6") and Amendment No. 7 to Schedule 13D, dated June 24, 1996 ("Amendment No. 7") (collectively, Amendments No.1, No. 2, No.3, No. 4, No. 5, No.6 and No. 7 are sometimes referred to as the "Prior Amendments"). The Issuer is the same Issuer referred to in the Original Report and in the Prior Amendments; the current name of the Issuer reflects a change effective November 1995. The Common Stock is the same class of stock reported on in the Original Report and in the Prior Amendments; the par value of the common stock was changed in November 1995 as a result of a 1 for 5 reverse stock split.

Item 2.    Identity and Background.

           This report is filed by Seafield Capital Corporation ("Seafield") (formerly named BMA Corporation). Seafield is a Missouri corporation; the address of its principal executive office is 2600 Grand Boulevard, Suite 500, P.O. Box 410949, Kansas City, Missouri 64141. Seafield is a holding company engaged through its subsidiaries in various activities. Its principal interests are its 82% owned subsidiary, LabOne, Inc. (formerly named Home Office Reference Laboratory, Inc.), a provider of clinical, substance abuse and insurance laboratory  testing  services  whose  offices  are  located  at 10310  West 84th
Terrace, Lenexa, Kansas 66214, and its interest in Response. Through subsidiaries, Seafield also owns oil and gas, venture capital and real estate investments, as well as short-term and intermediate-term investment grade securities.

           Set forth in Schedule 1 hereto are the names, business addresses and principal occupations or employment of the executive officers and directors of Seafield. Each person listed on Schedule 1 is a United States citizen.

           During the past five years, neither Seafield nor to its knowledge, any of the persons identified in Schedule 1 has been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

           On August 29, 1996 Seafield purchased from Response 909,090 shares (the "New Shares") of Response's Common Stock for an aggregate purchase price of $9,999,990 (or $11 per share). The funds used to make the purchase of Common Stock were proceeds received by Seafield as a result of

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Response's simultaneous payment of all principal of and accrued interest on that certain Adjustable Rate Convertible Note, dated April 12, 1996, of Response payable to Seafield, in the principal amount of $10 Million (the 'Note").

Item 4.     Purpose of the Transaction.

         Seafield purchased the New Shares simultaneously with Response's payment of the Note for the purpose of assisting Response in negotiating revisions to the terms of its principal credit facility (the "Credit Facility"), which revisions resulted in an increase in Response's borrowing base under the Credit Facility of approximately $8 Million. The additional funds made available to Response under the Credit Facility were utilized to consummate the acquisition of Rosenberg & Kalman, M.D., P.A. in Ft. Lauderdale, Florida in furtherance of Response's strategy of acquiring the assets of oncology practices and entering into long-term management agreements with the physicians associated with such practices for the management of the non-medical aspects of such practices.

            The shares of Response Common Stock acquired by Seafield on August 29, 1996 were acquired as an investment.

         Seafield recited in Amendment No. 6 that it is contemplating a merger with its 82% owned subsidiary, LabOne, Inc. and that such a merger would likely be preceded by a distribution to Seafield shareholders, or other disposition by Seafield, of its Response shares and other assets. On July 17, 1996, Response filed with the Securities and Exchange Commission a Registration Statement on Form S-2. The Registration Statement relates to 5,300,000 shares of Response Common Stock to be offered for sale in an underwritten offering. Six hundred thousand of those shares would be sold by Selling Shareholders (including 585,787 by Seafield). In addition, in connection with such offering, it is anticipated that the Selling Shareholders will grant the underwriters an option to acquire from them an additional 795,000 shares (approximately 776,168 from Seafield). However, there can be no assurance that the Registration Statement will become effective or that any shares of Response Common Stock will be sold by Seafield or others, pursuant thereto.

           Seafield has stated in the Original Report and the Prior Amendments that, except for rights granted to Seafield in the Securities Purchase Agreement filed as Exhibit (a) to Amendment No. 6, which rights are no longer material, it had no plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Response, or the disposition of securities of Response; (ii) an extraordinary corporate transaction involving Response or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Response or any of its subsidiaries; (iv) any change in the present board of directors or management of Response; (v) any material change in the present capitalization or dividend policy of Response; (vi) any other material change in Response's business or corporate structure; (vii) any change in Response's charter or bylaws which may impede the acquisition of control of Response by any person; (viii) causing a class of Response's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Response being eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any act similar to any of those enumerated above.

           The foregoing statement remains accurate, except as otherwise set forth herein.
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         Effective July 1, 1996, the maturity date of Seafield's loan to William
H. West, M.D., Chairman of Response (which is referred to in Amendment No. 6) was extended until December 31, 1996. This loan is secured by Dr. West's pledge to Seafield of 26,067 shares of Response Common Stock.

Item 5.     Interest in Securities of the Issuer.

           (a), (b), (c) and (d)

           At present, Seafield beneficially owns 5,056,857 shares of Response Common Stock. Of those, Seafield currently has sole power to vote and dispose of 5,030,790 shares; however, with respect to 26,067 shares which have been pledged to it ("Pledged Shares") to secure an indebtedness of a member of Response's management to Seafield, Seafield does not have the right to exercise any voting or other rights (including the right to dividends) unless a default under the note evidencing such indebtedness ("Secured Note") or the pledge agreement respecting such indebtedness ("Pledge Agreement") occurs. All such rights, including the right to dividends on such shares are retained by the owner of such shares, who was the beneficiary of such indebtedness, unless and until a default occurs. Defaults include (i) failure to pay any obligation under the Secured Note or Pledge Agreement when the same is due, (ii) the death of the beneficiary of such indebtedness, the failure of the beneficiary to pay his debts or the institution of bankruptcy proceedings by or against the beneficiary, or (iii) the breach of any representation, warranty or agreement made by the beneficiary in the Secured Note or the Pledge Agreement. If such a default occurs, Seafield has rights under the Pledge Agreement which include the right to (a) receive all cash dividends payable with respect to the Pledged Shares, (b) exercise any and all voting and other rights with respect to the Pledged Shares, and (c) cause the Pledged Shares to be transferred of record into Seafield's name or the name of Seafield's nominee.

           The number of shares beneficially owned by Seafield constitutes approximately 58.8% of Response's outstanding Common Stock, calculated in accordance with Exchange Act Rule 13d-3(d)(1). This percentage does not reflect shares subject to issue upon exercise of warrants, stock options or upon conversion of shares of Series A Convertible Preferred Stock of Response presently outstanding and owned by persons other than Seafield.

           Certain of the persons named in Schedule 1 are known by Seafield to beneficially own shares of Response stock. To Seafield's knowledge, these shares were acquired by such persons solely for investment purposes and, except as noted below with respect to Mr. Herman, such persons have sole power to vote and dispose of such shares. Seafield disclaims any beneficial ownership in any of such shares. The persons known to Seafield to beneficially own such shares and the number of such shares beneficially owned by such persons (with an indication of the shares which there is a right to acquire) are as follows:

               Name                                Number of Shares

         Joseph T. Clark                                243,040
         W. Thoms Grant, II                               6,400
         Michael E. Herman                                  360
         P. Anthony Jacobs                               10,400
         James R. Seward                                 10,400


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Of the number of shares shown above,  the following  numbers  consist of options which the indicated individuals have the right to exercise either presently or within 60 days: for Joseph T. Clark, 238,140; for W. Thomas Grant II, 6000; for
P. Anthony Jacobs, 6000 and for James R. Seward, 6000. Of the number of shares shown above as beneficially owned by Mr. Herman, all are owned by his wife, and he disclaims beneficial ownership.

           (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

           In connection with Seafield's purchase of the New Shares, the Securities Purchase Agreement, dated September 26, 1990, as amended (said Agreement and Amendment No. 1 thereto are referred to in (a) and (c), respectively, of Item 7 of Amendment No. 6) was further amended by Amendment No. 2 to Securities Purchase Agreement ("Amendment No. 2"). Pursuant to Amendment No. 2, the registration rights provision in the Securities Purchase Agreement was extended to all shares of Response Common Stock owned by Seafield, including the New Shares.


Item 7.     Exhibits.

          99.1 Second Amendment to Securities Purchase Agreement, dated August 29, 1996.

           99.2 First Amendment to Note, dated as of July 1, 1996, relating to a change in the maturity of that certain Nonrecourse Promissory Note dated July 21, 1992, in the principal amount of $500,000, made by William H. West, M.D., Chairman of Response, and payable to the order of Seafield (See Exhibits 1 and 2 to Amendment No. 4 for the terms of said Nonrecourse Promissory Note).

           99.3 Registration Statement under the Securities Act of 1933, on Form S-2, filed by Response Oncology, Inc. on July 17, 1996 (filed as Registration No. 333-8289 and incorporated herein by reference).



           SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           SEAFIELD CAPITAL CORPORATION


           By:   /s/ P. Anthony Jacobs
                     P. Anthony Jacobs, President


           Date:      September 4, 1996

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SCHEDULE 1


          Directors of Seafield Capital Corporation

          Name, Occupation and Business Address

Lan C. Bentsen, Managing Partner
Remington Partners (investments)
3040 Post Oak Boulevard, Suite 200
Houston, Texas  77056

John C. Gamble, Managing Partner
Allen, Matkins Leck, Gamble and Mallory (law)
18400 Von Karmen, 4th Floor
Irvine, California  92715

William D. Grant, Consultant
Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

W. Thomas Grant, II, Chairman of the Board and Chief Executive Officer/Seafield Capital Corporation;
Chairman of the Board, President and Chief Executive Officer/LabOne, Inc.
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Michael E. Herman
Private Investor
9300 Ward Parkway
Post Office Box 8480
Kansas City, Missouri  64114

P. Anthony Jacobs, President and Chief Operating Officer
Seafield Capital Corporation, 2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

David W. Kemper, Chairman, President and Chief Executive Officer
Commerce Bancshares, Inc. (banking)
1000 Walnut Street, 18th Floor
Kansas City, Missouri  64106








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John H. Robinson, Jr., Managing Partner
Black & Veatch (design and construction)
Corporate Woods, Building 27
10975 Grandview
Overland Park, Kansas  66210

James R. Seward, Executive Vice President and Chief Financial Officer Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Dennis R. Stephen, Chief Operating Officer
Tennessee Farmers Insurance Companies (insurance)
Post Office Box 307
Columbia, Tennessee  38401

          Executive Officers of Seafield Capital Corporation

           Name,  Position and Business Address

W. T. Grant, II
Chairman of the Board and Chief Executive Officer/Seafield Capital Corporation Chairman of the Board, President and Chief Executive Officer/LabOne, Inc.
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

P. Anthony Jacobs, President and Chief Operating Officer
Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

James R. Seward, Executive Vice President and Chief Financial Officer Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Steve K. Fitzwater, Vice President, Chief Accounting Officer and Secretary Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141






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Joseph T. Clark, President and Chief Executive Officer
Response Oncology, Inc.
1775 Moriah Woods Boulevard
Memphis, Tennessee  38117

















































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                                 EXHIBIT INDEX


Ex. 99.1          Second Amendment to Securities Purchase Agreement, dated
                  August 29, 1996.

Ex. 99.2 First Amendment to Note, dated as of July 1, 1996, relating to a change in the maturity of that certain Nonrecourse Promissory Note dated July 21, 1992, in the principal amount of $500,000, made by William H. West, M.D., Chairman of Response, and payable to the order of Seafield (See Exhibits 1 and 2 to Amendment No. 4 for the terms of said Nonrecourse Promissory Note).

Ex. 99.3 Registration Statement under the Securities Act of 1933, on Form S-2, filed by Response Oncology, Inc. on July 17, 1996 (filed as Registration No. 333-8289 and incorporated herein by reference).



































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